

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

By Facsimile and U.S. Mail

March 29, 2007

David R. Rooney
Executive Vice President and Chief Financial Officer
Goodrich Petroleum Corporation
8089 Travis, Suite 1320
Houston, TX 77002

>   **Re: Goodrich Petroleum Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 15, 2006**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 14, 2007**
>   **File No. 1-12719**
>   **Supplemental Response filed February 2, 2007**

Dear Mr. Rooney:

We have reviewed your Forms 10-K for the Fiscal Years Ended December 31, 2005 and
2006 as well as your February 2, 2007 supplemental response and have the following
engineering comments. Please provide a written response to our comments. Please be as
detailed as necessary in your explanation. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Goodrich Petroleum Corporation and Subsidiaries Notes to Consolidated Financial
Statements, p.52

NOTE N—Oil and Gas Producing Activities (Unaudited), page 66

Oil and Natural Gas Reserves, page 67

1.   The projected production volumes for 2006 from your proved producing
        properties are significantly larger than the volumes produced in 2005 by the same

properties. For these same properties, the projected operating expense in 2006, on a total and on a unit of production basis, is significantly lower than your expense incurred in 2005. Please explain to us the reasons for these differences. Include a spread sheet comparison of the components of your projected and incurred expenses such as labor, power, non-recurring items, etc.

2.   Your response to our January 19, 2007 comment 1(c) indicates that a down dip well may have depleted three proved undeveloped locations in a common fault block. Please explain to us the reasons that this well was not included in your analysis at the time of the original booking. Tell us whether these PUD locations' estimated drainage area was restricted to your leasehold.

Form 10-K for the Fiscal Year Ended December 31, 2006

Goodrich Petroleum Corporation and Subsidiaries Notes to Consolidated Financial Statements, p.57

NOTE 13—Oil and Gas Producing Activities (Unaudited), page 76

Oil and Natural Gas Reserves, page 78

3.   We note that your 2006 negative proved reserve revisions are 44% of the beginning proved reserves, your 2006 proved reserve additions constitute 68% of the beginning figures and your proved undeveloped reserves increased to 118 BCFE from 105. In the footnotes to your proved reserve disclosures, you state "…the primary cause of the revisions was the significant pricing difference between December 31, 2006 and December 31, 2005, which caused a number of our proved undeveloped locations in the Cotton Valley area to become uneconomic at the lower prices…" and "Extensions, discoveries and other reserve additions were positive on an overall basis in 2006, primarily related to our continued drilling activities on existing and newly acquired properties in the Cotton Valley Trend of East Texas and North Louisiana." Please clarify to us the basis for Cotton Valley PUD reserves as additions while previously booked Cotton Valley PUD reserves were revised downward. Include specific economic factors, such as well costs, operating expenses, etc., that you consider relevant.

Website

4.   Page 19 of your presentation, "March 15th 2007 Bear Stearns Global Oil & Gas Conference Management Presentation" claims "YE2006 Proved Reserves at Current Prices" of 227 BCFE while you disclose 206 BCFE as your 2006 year-end proved reserves on page 78 of your current Form 10-K. Please amend the appropriate document(s) to eliminate this inconsistency.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments."]

                In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

        You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director